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                                                                       EXHIBIT 2


                       AMENDMENT NO. 1 TO RIGHTS AGREEMENT

         Amendment No. 1 to Rights Agreement dated as of December 18, 1998 ("Amendment No.1"), amending the Rights Agreement dated March 30, 1998, between Coventry Health Care, Inc., a Delaware corporation (the "Company"), and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent").

         WHEREAS, on March 30, 1998, the Company and the Rights Agent entered into the Rights Agreement; and

         WHEREAS, Section 27 of the Rights Agreement provides that prior to the Exercisability Date, the Company may amend the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock; and

         WHEREAS, the Company has determined that this Amendment No. 1 is necessary or desirable and consistent with the objectives of the Board of Directors in adopting the Rights Agreement; and

         WHEREAS, the Company and the Rights Agent wish to amend the Rights Agreement;

         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereby agree as follows:

1. Section 1(a) of the Rights Agreement is hereby amended in its entirety to read as follows:

         (a) "Acquiring Person" means any Person which (or which, together with all its Affiliates and Associates) shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding. Notwithstanding the foregoing,
(x) the term "Acquiring Person" shall not include the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries, or any trustee or fiduciary with respect to such plan acting in such capacity; and (y) no Person shall become an "Acquiring Person" as the result of (A) the acquisition of Common Stock (or other securities convertible into shares of Common Stock or other rights with respect to Common Stock) directly from the Company, or (B) an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person (alone or together with all Affiliates and Associates) to 15% or more of the shares of Common Stock then outstanding; provided, however, that if a Person (together with its Affiliates and Associates) becomes the Beneficial Owner of 15% or more of the Common Stock then outstanding by reason of share purchases by the Company, and such Person (or an Affiliate or Associate) subsequently becomes the Beneficial Owner of any additional Common Stock, then such Person shall be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a) has become such inadvertently, and such Person divests as


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promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement,

                           (i) Warburg, Pincus Ventures, L.P. (the "Purchaser")
                  shall not be deemed an "Acquiring Person" hereunder as a result of the transactions contemplated by that certain Amended and Restated Securities Purchase Agreement, dated as of April 2, 1997, by and among the Company, the Purchaser and Franklin Capital Associates III L.P. (the "Purchase Agreement") unless and until the Purchaser without the prior written consent of the Board of Directors of the Company: (A) shall become (or together with all its Affiliates and Associates shall become) the Beneficial Owner of more than 30% of the shares of Common Stock outstanding on a fully diluted basis; or (B) directly or indirectly (or any of its Affiliates or Associates directly or indirectly), commences or participates in a solicitation of proxies in opposition to any written proposal to shareholders by the Company's Board of Directors or in favor of any shareholder proposal opposed by the Company's Board of Directors, or (ii) solicits or assists any third party to make a tender or exchange offer to purchase any shares of Common Stock or submit any written proposal to the Board of Directors of the Company for a merger, share exchange (other than any exercise, exchange or conversion of the shares pursuant to the Purchase Agreement), acquisition of substantially all assets or similar transaction involving the Company; provided, however, that the provisions of this sentence apply only to the Purchaser and any Affiliate or Associate of the Purchaser to whom the Purchaser may transfer the shares of Common Stock or securities convertible into, or exercisable for, shares of Common Stock acquired by the Purchaser; and

                           (ii) None of Principal Mutual Life Insurance Company,
                  an Iowa mutual life insurance company ("Mutual"), and any Affiliate or Associate of Mutual shall be deemed an "Acquiring Person" hereunder for so long as none of Mutual and any Affiliate or Associate thereof shall have breached, in any material respect, any provision of Sections 1(a) or 4 of that certain Shareholders' Agreement, dated as of April 1, 1998, by and among Mutual, Principal Health Care, Inc. and the Company (the "Shareholders' Agreement"), and, after the Shareholder Agreement shall no longer be effective, until such time as Mutual and any of its Affiliates or Associates shall Beneficially Own less than 15% of the Common Stock.

2. Section 1(i) of the Rights Agreement is hereby amended in its entirety to read as follows:

         (i) [intentionally left blank].



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3. Section 1(t) of the Rights Agreement is hereby amended in its entirety to read as follows:

         (t) [intentionally left blank].

4. Section 3(c) of the Rights Agreement is hereby amended in its entirety to read as follows:

         (c) Rights shall, without any further action, be issued in respect of all shares of Common Stock which are issued (including any shares of Common Stock held in treasury) after the Record Date but prior to the earlier of the Exercisability Date and the Expiration Date.

Certificates representing such shares of Common Stock issued after the Record Date shall bear the following legend:

                  This certificate also evidences and entitles the holder hereof to certain rights as set forth in the Rights Agreement between Coventry Health Care, Inc. (the "Company") and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent") dated as of March 30, 1998, as amended by Amendment No. 1 dated December 18, 1998 (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal office of the stock transfer administration office of the Rights Agent. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge promptly after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void.

With respect to certificates representing shares of Common Stock (whether or not such certificates include the foregoing legend), until the earlier of the Exercisability Date and the Expiration Date, (i) the Rights associated with the shares of Common Stock represented by such certificates shall be evidenced by such certificates alone, (ii) registered holders of the shares of Common Stock shall also be the registered holders of the associated Rights, and (iii) the transfer of any of such certificates shall also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates.

5. Section 18(a) of the Rights Agreement is hereby amended to add the following three sentences at the end of the paragraph:

         The indemnity provided herein shall survive termination of this Agreement and the termination and expiration of the Rights. The costs and expenses incurred in enforcing this right of indemnification shall be paid by the Company. Anything to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage.

6. Section 23(b) of the Rights Agreement is hereby amended in its entirety to read as follows:

         (b) The Board of Directors of the Company may, at its option, at any time prior to the


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Close of Business on the tenth Business Day after the Stock Acquisition Date, redeem all, but not less than all, the then outstanding Rights at a redemption price of $.001 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors of the Company may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company, in its sole discretion, may establish.

7. Section 24(a) of the Rights Agreement is hereby amended in its entirety to read as follows:

         (a) The Board of Directors of the Company may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or any part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the forgoing, the Board of Directors of the Company shall not be empowered to effect such exchange at any time after any Acquiring Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

8. Section 26 of the Rights Agreement is hereby amended in its entirety to read as follows:

         Notices.

All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including by telex, telegram or cable) and be mailed or sent or delivered, if to the Company, at the following address (until another address is filed in writing by the Company):

                                    Dale Wolf
                                    Coventry Health Care, Inc.
                                    6705 Rockledge Drive, Ste. 900
                                    Bethesda, Maryland 20817

                                    with a copy to:

                                    Bob F. Thompson, Esq.
                                    Bass, Berry & Sims PLC
                                    2700 First American Center
                                    Nashville, Tennessee 37238
                                    Telecopy Number: (615) 742-6298


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and, if to the Rights Agent, at the following address (until another address is filed in writing by the Rights Agent):

                                    ChaseMellon Shareholder Services, L.L.C.
                                    Four Station Square, 3rd Floor
                                    Pittsburgh, PA 15219-1173
                                    Attention: Rita Swartz

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Exercisability Date, to the holder of certificates representing shares of Common Stock) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

         IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to Rights Agreement to be executed as of the date first written above.


                                            COVENTRY HEALTH CARE, INC.


                                            By:    /s/ Shirley R. Smith
                                                   -----------------------------
                                            Name:  Shirley R. Smith
                                            Title: Senior Vice President


                                            CHASEMELLON SHAREHOLDER
                                            SERVICES, L.L.C.

                                            By:    /s/ Kathryn M. Gallagher
                                                   -----------------------------
                                            Name:  Kathryn M. Gallagher
                                            Title: Vice President